SECURITIES AND EXCHANGE COMMISSION
 		Washington, D.C. 20549


		        Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of July 26, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.






CORPORACION DURANGO
Second Quarter 2002 Results


Durango, Mexico July 26, 2002. Corporacion Durango, S.A. de C.V., (NYSE: CDG, BMV: CODUSA) (Durango or the Company), the largest integrated paper producer in Mexico, today announced its results for the second quarter ended June 30, 2002. Figures were prepared in accordance with generally accepted accounting principles in Mexico, restated in constant Mexican pesos and converted into U.S. dollars using the exchange rate of each respective period.


HIGHLIGHTS

CORPORACION DURANGO REPORTS EBITDA OF US$39.6 MILLION
IN THE SECOND QUARTER.

1)- During the second quarter 2002, the Company successful completed its offering of 13 3/4% Senior Notes due 2009 in an aggregate principal amount of US$175,000,000. The offering and tender offer, which improved the Company s debt maturity profile and enhanced its financial flexibility, demonstrated Durango s proven track record of anticipating future debt maturities, enabling the Company to maintain investor confidence and preserve its standing in the financial markets.

2)- The outlook for Durango s business is positive. The Company is committed to taking advantage of the next industry up-cycle and its improved cost structure to continue as the leader in its market and participate, along with Mexico, in the commercial convergence of the North American region.

3)- After a profound recession in the international paper industry, Durango and the paper industry as a whole are entering a favorable new cycle of rising prices and higher demand for nearly all types of paper and paper products. In addition, Durango expects to benefit from more favorable and competitive currency exchange rates of both the U.S. dollar vs. the Euro and the Mexican Peso vs. the U.S. dollar.

4)- This industry upturn, together with improved results expected for Durango as well as the launch of certain management initiatives, should lead to increased liquidity during the next several years which could permit Durango to substantially reduce debt and lower its capital cost generally.

5)- The financial performance of the Company during 2Q02 reflected a substantial improvement in demand and shipments as a result of the improving market dynamics.

6)- As a result of the Company s improved cost structure, the Company s EBITDA of US$39.6 million in 2Q02 was 18% greater than that of 1Q02 and only $2.2 million, or 5%, lower than the EBITDA achieved in 2Q01.

7)- The Company s shipments in 2Q02 where 16% higher than those of 1Q02 and 7% higher than the shipments of 2Q01.

8)- Our unitary cost in 2Q02 was 9% lower than the unitary cost in 1Q02 and 17% lower than the unitary cost in 2Q01.

9)- Selling, general and administrative expenses were reduced by 7% in 2Q02 compared to 2Q01.

10)- The Company s EBITDA Margin of 17% in 2Q02 was one of the best in our industry .



        Second Quarter 2002

	Item         			2Q02	2Q01	Change	1Q02	Change
                                   			2Q/2Q         	2Q/1Q

	Total Shipments  		427.6	401.4  	  7%   	368.6  	16%
	(000 S/T)
	Net Sales ($ Million)  		231.6	261.8   -12%  	217.0  	 7%
	Pricing (US$/Ton)  		542	652    	-17%   	589    	-8%
 	EBITDA ($Million)  		39.6   	41.8   	 -5%    33.6   	18%
 	EBITDA Margin      		17%    	16%   	   -     15%   	  -




Shipments

The Company s total shipments for the second quarter 2002 increased by 16% to 427.6 thousand short tons from the 368.6 thousand short tons reported for the first quarter 2002 due primarily to an increase in demand.

The Company s total shipments for the second quarter 2002 increased by 7% to 427.6 thousand short tons from the 401.4 thousand short tons reported for the second quarter 2001 due primarily to an improvement in demand.

The Company s overall operating rate (capacity utilization) for the second quarter ended 2002 was 81% compared to 78% in the first quarter ended
2002 and 71% for the second quarter 2001, showing a positive trend.



   Shipments
   (000 S/T)         	2Q02           2Q01            %

   Paper		230.0          221.5          4%
   Packaging		173.6          166.8          4%
   Other		24.0           13.1           83%
   Total		427.6          401.4          7%


Shipments Outlook The Company s management expects to continue increasing its overall operating rate to approximately 90% by the end of third quarter 2002.



Prices

Sales prices for the second quarter 2002 reflected downward pressure due to market conditions in the Mexican and U.S. economies, decreasing 8% to $542 per short ton from $589 per short ton reported for the first quarter 2002.

Sales prices decreased $110 per short ton, or 17%, to $542 for the second quarter 2002 from $652 per short ton reported for the second quarter 2001.


   Prices		2Q02           2Q01            %
   ($US/Ton)
   Paper          	529            611           -13%
   Packaging      	594            719           -17%
   Other		279            489           -43%
   Total		542            652           -17%


Pricing Outlook
The pricing outlook for the industry is positive. The industry and Durango have announced a price increase of 8% effective in July 2002. The Company s management believes that this price could be fully implemented by the end of the third quarter 2002.



Net Sales

Total net sales for the second quarter 2002 increased by 7% to US$231.6 million from US$217.0 million reported for the first quarter 2002. This increase was mainly due to the increase in total shipments.

Total net sales for the second quarter 2002 decreased by 12% to US$231.6 million from US$261.8 million reported for the second quarter 2001. This decrease was due to the lower average prices for the Company s products which more than offset increase in total shipments.


    Net Sales		2Q02           2Q01            %
    (US$million)
    Paper		121.7          135.4          -10%
    Packaging		103.2          120.0          -14%
    Other		6.7            6.4              5%
    Total        	231.6          261.8          -12%


Sales Outlook The company expects greater net sales in the third and fourth quarter 2002 as result of expected higher shipments and average prices.




Cost of Sales

During the second quarter 2002, Durango continued on its way to becoming a global low cost producer.

The unitary cost of sales for the second quarter 2002 decreased by 9% to US$442 per short ton from $486 per short ton reported for first quarter 2002. Total cost of sales increased by 6% to US$189.2 million for the second quarter 2002 from US$179.2 reported in the first quarter 2002.

The unitary cost of sales decreased by 17% to US$442 per short ton for the second quarter 2002 from US$535 per short ton reported for the second quarter 2001. Total cost of sales decreased by 12% to US$189.2 million for the second quarter 2002 from US$214.9 million in the corresponding quarter of 2001.



Selling, General and Administrative Expenses

As a result of our cost reduction strategy, selling, general and administrative expenses were reduced by 7% to US$15.3 million in the second quarter 2002 from US$16.5 million reported for the second quarter 2001 and 8% from US$16.7 million  reported in the first quarter 2002.



EBITDA

EBITDA increased by 18% to US$39.6 million for the second quarter 2002 from US$33.6 reported for the first quarter 2002. This increase was primarily due to a 16% increase in shipments. EBITDA Margin was 17% for the second quarter 2002 as compared to 15% for the first quarter 2002.

EBITDA decreased by 5% to US$39.6 million for the second quarter 2002 from US$41.8 reported for the second quarter 2001. This decrease primarily was due to a 12% decrease in net sales. EBITDA Margin was 17% for the second quarter 2002 as compared to 16% for the second quarter 2001.


   EBITDA		2Q02       Margin    2Q01     Margin
   (US$million)
   Paper        	16.8       14%       21.0       16%
   Packaging      	20.3       20%       18.8       16%
   Other        	2.5        37%        2.0       31%
   Total      	 	39.6       17%       41.8       16%



Financing Cost

Financing cost increased to US$88.5 million for the second quarter 2002 compared to a gain of US$17.6 million reported for the second quarter 2001. This change resulted from the following:

(1) Interest expense decreased by 5% to US$25.7 million for the second quarter 2002 (including US$22.7 million of cash items) from US$26.9 million for the second quarter 2001, due to higher interest and exchange rates.

(2) Interest income decreased to US$0.7 million for the second quarter 2002 from US$2.4 million for the prior year quarter, due to a lower interest rates on temporary investments.

(3) Foreign exchange loss was US$72.6 million for the second quarter 2002 as compared to foreign exchange gain of US$34.2 million for the prior year quarter. This change resulted from a depreciation of the Mexican peso from
     9.01 to 9.95 during the second quarter 2002 as compared to an appreciation of the Mexican peso from 9.49 to 9.07 during the second quarter 2001.

(4) Gain from monetary position increased by 15% to US$9.1 million in t he second quarter 2002 from US$7.9 million reported for the second quarter 2001.This increase reflected a higher inflation rate during the second quarter 2002 as compared to the second quarter 2001.





Provision for Employee Profit Sharing and Income and Asset
Taxes Net of Tax Loss Carry Forwards

Net provision for employee profit sharing and income and asset taxes decreased to US$2.2 million in the second quarter 2002 from US$10.5 million in second quarter 2001. This decrease was due primarily to the Company s foreign exchangeloss in the second quarter 2002. Deferred taxes was a gain of US$0.3 million for the second quarter 2002 compared to a loss of US$17.6 million for the second quarter 2001. Deferred taxes is a non-cash item.



Net Income

Net loss was US$75.5 million for the second quarter 2002 as compared to net income of US$15.6 million for the first quarter 2002. This change was due mainly to higher foreign exchange loss in the second quarter 2002 and an extraordinary loss from early extinguishment of Senior Notes due 2003.

Net loss was US$75.5 million for the second quarter 2002 as compared to net income of US$44.1 million for the second quarter 2001. This change was due mainly to higher foreign exchange loss in the second quarter 2002, the elimination of amortizable negative goodwill during 2001 and an extraordinary loss from early extinguishment of Senior Notes due 2003.



Liquidity and Capital Resources


Sources and Uses of Cash:

For the second quarter 2002, the Company s net resources used from income were US$35.1 million. Additionally, the Company generated US$7.9 million from net working capital. In Mexican peso terms, total debt at June 30, 2002 increased by US$54.9 million as compared to March 31, 2002 due to a higher exchange rate. The investment in fixed assets during the second quarter 2002 was US$13.8 million, of which capital expenditures were US$4.5 million. The Company expects total capital expenditures for 2002 to be US$30 million. At June 30, 2002, the Company had cash and cash equivalents of US$40.3 million.



Recent Events

Senior Notes due 2009 - During the second quarter 2002, Durango successfully completed an offering of its 133/4% Senior Notes due 2009 in an aggregate principal amount of US$175,000,000 and accepted for purchase US$103,480,000 of its 12 5/8% Senior Notes due 2003 tendered in a cash tender offer. Durango used the net proceeds of the offering to purchase the tendered notes, to repay short and long-term debt and to pay the expenses of the tender offer and the offering.

Divestiture Program - The Company has announced that it intends to dispose of up to US$100 million of non-strategic assets. The recent volatility in the financial markets has reduced the appetite of prospective buyers for such assets. The Company remains fully committed to move forward with its announced divestiture program as soon as attractive opportunities arise.




CEO s Statement

The outlook for Corporacion Durango s business is positive, our Company is committed to taking advantage of the nextindustry up-cycle, continuing as the leader in its market and participating, along with Mexico, in the commercial convergence of the North American region. Despite the fact that the economic recovery has so far not been as robust as expected, and markets have been exhibiting a high degree of volatility, we are optimistic about the industry s future because currently it has the best fundamentals ever. The prevailing conditions in the industry are a result of balance between supply and demand, a weaker exchange rate of the U.S. dollar vs. other major world currencies and, in the case of Mexico, conditions that are further enhanced by the recent weakening of the Mexican Peso. We believe that new supply growth is likely to be well below historically average levels for the coming three or four years for most paper grades. With a highly improved cost structure, Durango is well-positioned to take advantage of this environment said Mr. Miguel Rincon, Chief Executive Officer of Corporacion Durango.


Contacts




Corporacion Durango, S.A. de C.V.

Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

Arturo Diaz Medina
+52 (618) 829 1015
adiaz@corpdgo.com.mx


Thomson Financial Corporate Group

Mariana Crespo
(212) 807 5014
Mariana.Crespo@tfn.com

Richard Huber
(212) 807 5026
richard.huber@tfn.com




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF JUNE 30, 2001 AND JUNE 30, 2002 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2002
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, June 30     June 30
                                                         2001        2002        2002
                                                      (Audited)   (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    490,985$    401,702      40,344
  Accounts receivable, net .........................   2,156,565   2,021,075     202,984
  Taxes recoverable and other assets ...............      28,815           0           0
  Inventories, net .................................   1,409,239   1,494,991     150,148
  Prepaids .........................................      25,867      44,699       4,489
            Total current assets ...................   4,111,471   3,962,467     397,966
PROPERTY, PLANT AND EQUIPMENT, net .................  15,918,347  16,010,562   1,608,003
OTHER ASSETS, net ..................................     516,174     686,515      68,949
            Total  assets ..........................$ 20,545,992$ 20,659,544   2,074,918

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     593,658     614,928      61,760
  Interest payable .................................     293,215     305,613      30,694
  Trade accounts payable ...........................   1,172,619   1,137,139     114,207
  Notes payable ....................................      35,639      32,816       3,296
  Accrued liabilities and other payables............     451,629     495,809      49,796
  Employee profit-sharing ..........................       8,758       9,754         980
            Total  current liabilities .............   2,555,518   2,596,059     260,732
LONG-TERM DEBT .....................................   7,021,442   7,641,662     767,482
NOTES PAYABLE ......................................      83,520     111,446      11,193
OTHER LIABILITIES ..................................      15,407      17,543       1,762
DEFERRED TAXES......................................   2,979,488   3,019,928     303,303
LIABILITY FOR EMPLOYEE BENEFITS.....................     231,260     231,697      23,270
DEFERRED CREDITS....................................      70,061      12,819       1,287
            Total long term liabilities ............  10,401,178  11,035,095   1,108,297
            Total  liabilities .....................  12,956,696  13,631,154   1,369,030
STOCKHOLDERS' EQUITY:
  Majority interest ................................   7,548,659   6,967,042     699,727
  Minority interest ................................      40,637      61,348       6,161
            Total stockholders' equity .............   7,589,296   7,028,390     705,888
            Total liabilities and stockholders' equi$ 20,545,992$ 20,659,544   2,074,918

               Exchange rate: $ 9.9568 per Dollar




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2002
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year    Acum.Jun    Acum.Jun
                                                                     2001        2002      US$ 2002
                                                                  (Audited)   (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................$    803,942$   -620,278     -62,297
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     474,852     243,417      24,447
       Provision for employee benefits .........................      12,932       9,462         950
       Amortization of negative goodwill .......................    -469,544           0           0
       Amortization of Financial Comissions ....................      56,423      66,433       6,672
       Provision for deferred taxes ............................    -260,712     -45,708      -4,591
       Other....................................................       6,789      -3,055        -307
       Total items which do not require cash....................    -179,260     270,549      27,172
  Net resources generated from income ..........................     624,682    -349,729     -35,125
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     937,496     -85,752      -8,612
    Decrease (Increase) in current assets ......................     -61,032       9,983       1,003
    Decrease (increase) in account receivables, net ............      60,445     135,490      13,608
    (Decrease) increase in other accounts payable and
      accrued expenses .........................................    -679,523      19,271       1,935
  Resources generated by operating activities ..................     882,068    -270,737     -27,191
FINANCING ACTIVITIES:
       Bank loans and others ...................................    -631,587     546,907      54,928
  Net resources generated from financing activities ............    -631,587     546,907      54,928
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    -335,714    -137,933     -13,853
       Increase in deferred assets .............................    -199,416    -227,520     -22,851
       Minority interest .......................................      -6,463           0           0
  Net resources applied to investing activities ................    -541,593    -365,453     -36,704
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -291,112     -89,283      -8,967
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     782,097     490,985      49,312
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    490,985$    401,702US    40,344


* The exchange rate of 9.9568 was used for translation purposes.



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2002



                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2001        2002        Var         2001        2002        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)

NET SALES ...............................$ 2,543,979$  2,305,685         -9%     261,771     231,569        -12%
COST OF SALES ...........................  2,093,604   1,883,850        -10%     214,858     189,203        -12%
     Gross profit........................    450,375     421,835         -6%      46,913      42,366        -10%

     Selling and Administrative expenses     159,022     152,754         -4%      16,496      15,343         -7%
     Operating income ...................    291,353     269,081         -8%      30,417      27,023        -11%
FINANCIAL EXPENSE:
Interest expense ........................    258,221     255,563         -1%      26,926      25,667         -5%
Interest income .........................    -22,838      -6,800        -70%      -2,396        -683        -71%
Exchange (gain) loss, net ...............   -325,608     723,074     N/A         -34,210      72,621     N/A
Gain on monetary position ...............    -76,213     -90,716         19%      -7,886      -9,111         16%
  Total financial expense ...............   -166,438     881,121     N/A         -17,566      88,494     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    243,230     -38,233     N/A          24,298      -3,840     N/A
  Total other income (expense) ..........    243,230     -38,233     N/A          24,298      -3,840     N/A
  Income (loss) before income and asset t    701,021    -650,273     N/A          72,281     -65,311     N/A
Provisions for income and asset taxes ...    100,425      22,169        -78%      10,544       2,227        -79%
Provision for deferred income taxes .....    166,333      -3,421     N/A          17,622        -343     N/A
  Net income after taxes ................    434,263    -669,021     N/A          44,115     -67,195     N/A
Extraordinary items:
Loss from early extinguisment of debt ...          0      82,586     N/A               0       8,294     N/A
Net income before minority interest......$   434,263$   -751,607     N/A          44,115     -75,489     N/A
  Minority interest......................      3,188      -1,171     N/A             335        -118     N/A
  Majority net income....................$   431,075$   -750,436     N/A          43,780     -75,371     N/A







CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2002


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2001        2002        Var         2001        2002        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)

NET SALES ...............................$ 5,293,110$  4,354,308        -18%     534,351     448,567        -16%
COST OF SALES ...........................  4,369,589   3,589,276        -18%     440,445     368,419        -16%
     Gross profit........................    923,521     765,032        -17%      93,906      80,148        -15%

     Selling and Administrative expenses     339,071     308,686         -9%      34,366      32,081         -7%
     Operating income ...................    584,450     456,346        -22%      59,540      48,067        -19%
FINANCIAL EXPENSE:
Interest expense ........................    543,065     484,179        -11%      55,212      50,326         -9%
Interest income .........................    -43,453     -15,557        -64%      -4,445      -1,615        -64%
Exchange (gain) loss, net ...............   -386,523     605,921     N/A         -40,266      59,786     N/A
Gain on monetary position ...............   -163,259    -184,231         13%     -16,532     -19,286         17%
  Total financial expense ...............    -50,170     890,312     N/A          -6,031      89,211     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    515,759     -59,014     N/A          51,206      -6,093     N/A
  Total other income (expense) ..........    515,759     -59,014     N/A          51,206      -6,093     N/A
  Income (loss) before income and asset t  1,150,379    -492,980     N/A         116,777     -47,237     N/A
Provisions for income and asset taxes ...    168,824      90,420        -46%      17,340       9,672        -44%
Provision for deferred income taxes .....    145,959     -45,708     N/A          15,551      -5,328     N/A
  Net income after taxes ................    835,596    -537,692     N/A          83,886     -51,581     N/A
Extraordinary items:
Loss from early extinguisment of debt ...          0      82,586     N/A               0       8,294     N/A
Net income before minority interest......$   835,596$   -620,278     N/A          83,886     -59,875     N/A
  Minority interest......................      2,528       2,065        -18%         270         238        -12%
  Majority net income....................$   833,068$   -622,343     N/A          83,616     -60,113     N/A





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 26, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer